Eaton Corporation plc
Second Quarter 2016 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Six months ended June 30	Year ended December 31
(Millions of dollars)	2016	2015	2014	2013	2012	2011
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$995	$2,145	$1,761	$1,884	$1,251	$1,553
Adjustments
(Income) losses of equity investees	(7)	(11)	(6)	2	(2)	(2)
Distributed income of equity investees	5	9	4	77	19	3
Interest expensed	118	237	250	290	165	154
Amortization of debt issue costs	4	8	9	10	74	4
Estimated portion of rent expense representing interest	37	75	81	80	66	65
Amortization of capitalized interest	7	10	14	13	12	10
Adjusted income from continuing operations before income taxes	$1,159	$2,473	$2,113	$2,356	$1,585	$1,787
Fixed charges
Interest expensed	$118	$237	$250	$290	$165	$154
Interest capitalized	6	13	13	11	23	18
Amortization of debt issue costs	4	8	9	10	74	4
Estimated portion of rent expense representing interest	37	75	81	80	66	65
Total fixed charges	$165	$333	$353	$391	$328	$241

Ratio of earnings to fixed charges	7.02	7.43	5.99	6.03	4.83	7.41